October 22, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Varonis Systems, Inc.

Registration Statement on Form S-1

CIK No. 1361113

Dear Ms. Jacobs:

On behalf of our client, Varonis Systems, Inc., a Delaware corporation (the “Company”), we file herewith the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 18, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

October 22, 2013

General

1.	We will contact you separately regarding your proposed graphics.

Response:

The Company acknowledges the Staff’s comment.

2.	We are in receipt of your confidential treatment request submitted on October 2, 2013 and will provide comments separately.

Response:

The Company acknowledges the Staff’s comment.

Use of Proceeds, page 35

3.	Please clarify what is meant by “pending our use of the net proceeds from this offering” in the last sentence on this page.

Response:

The Company has revised the disclosure on page 34.

Risk Factors, page 13

4.	We note prior comment 7 and your related response, and acknowledge the revised disclosure in the risk factor on page 18 under the subcaption beginning “Because we derive substantially all of our revenues.” While we agree that this updated disclosure is an appropriate framing of the risks around having a single revenue generating platform, we believe that your disclosure in the Risk Factors and Management’s Discussion and Analysis sections should include disclosure that explains that a significant majority of your revenues are from sales of your DatAdvantage product, including a quantification that clarifies what is meant by a “significant majority.” Please revise.

Response:

After further thought and in response to the Staff’s prior comments, the Company has revised the disclosure in the risk factor on pages 17 and 18 under the subcaption beginning with “Because we derive substantially all of our revenues” and elsewhere throughout the Registration Statement to eliminate the concept of “substantial majority” that was used in the first submission of the Registration Statement to “substantially all.” The Company has further revised the disclosure on page 43 in Management’s Discussion and Analysis to clarify that substantially all of its revenues are derived from sales of licenses for a platform of products, consisting of DatAdvantage, DataPrivilege, IDU Classification Framework and Data Transport Engine.

October 22, 2013

Although the Company cannot provide an exact percentage of sales of licenses for each of its products, the Company is confident that substantially all of its revenues are derived from this platform because its sales from its only other product, DatAnywhere, are insignificant. The Company respectfully submits that the updated disclosure adequately addresses the risks associated with having substantially all of its revenues generated by a single product platform.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

5.	We note prior comment 12 and your related response, and continue to believe that your Overview should be further revised through a more balanced discussion of not only the key opportunities you have, but also the material trends, uncertainties, and challenges you are facing, how you plan to deal with such issues, and what material impact you believe they could have on your revenue, income, or liquidity. For example, we note that the significant majority of your revenues has been attributable to new customers. Consider enhancing your disclosure to discuss this trend, including any associated uncertainties with maintaining this level of new customer signing, and the potential impact to your results and liquidity of a decline in new customer growth as the market becomes more penetrated. This discussion should allow potential investors to see beyond the financial statements and view the business through the eyes of management. For guidance, we refer you to Sections III.A and III.B of SEC Release No. 33-8350.

Response:

The Company has revised the disclosure on pages 43 and 44 to address this comment.

6.	We note your response to prior comment 12 and prior comment 7 where you state that you believe that a breakdown in revenues by product line would not be meaningful to investors and could be misleading. While we acknowledge that the breakdown between license and maintenance and services revenues is the more important metric, we cannot agree, based on your response, that a breakdown of revenue by product line would not also be useful information for potential investors. Please supplementally provide further analysis as to why you believe this information is not meaningful, including a breakdown of your revenues in recent periods by product line.

Response:

Substantially all of the Company’s revenues are generated from sales of licenses for its single platform of products. This platform encompasses all the Company’s current products – consisting of DatAdvantage, Data Classification Framework, Data Transport Engine and DataPrivilege – other than DatAnywhere, from which the Company currently derives an insignificant amount of revenues. In each of 2011 and 2012, standalone sales of each of the Company’s Data Classification Framework, Data Transport Engine and DataPrivilege products represented less than 3% of its total sales measured by number of transactions. The Company tracks its revenues by licenses and maintenance and services revenues. The Company notes that in all bundled transactions, all software elements are delivered at the same time. It does not allocate its license revenues among its various products because it prices its license sales by transaction (the aggregate of all the licenses a customer purchases at that time), and not by a set price for each product license. Such limited data does not enable the Company to accurately estimate the value of these products, and has no economic significance. Furthermore, the Company notes that, with respect to bundled sales, there is no consistency in the pricing for its products (unlike the pricing of maintenance and services), and there is no consistent allocation of the transaction price among the different products on the face of the invoice to the customer. The price paid by the customer represents a lump sum or bundled price for all licenses sold to that customer.

October 22, 2013

The Company further respectfully submits that if it were to attempt to break down revenues by product, it would be forced to make an arbitrary allocation of the purchase price for bundled products. As noted above, standalone sales of the Company’s products which are not part of the DatAdvantage platform are rare. Any such allocation by the Company would involve arbitrary decisions by the Company, and would have no economic or factual basis. The Company also believes that there are no comparable products in the market currently, and therefore no industry pricing standard exists that would be useful. The Company believes it would have no reasonable basis for developing a separate methodology for such allocation of purchase price among its products, and does not believe any such methodology, if so adopted, could be consistently applied, provide reliable information on the Company’s business or can be clearly disclosed to investors. As such, the Company believes any breakdown methodology, if adopted, could be misleading.

The Company also notes that, as disclosed on page F-11, vendor specific objective evidence of the fair value is not available for its perpetual software licenses as they are never sold without maintenance and the license is never an undelivered element.

For these reasons, the Company respectfully submits that it cannot include a breakdown of revenues by product in the Registration Statement.

7.	We acknowledge your response to prior comment 13, and the inclusion of the percentage of customer that purchased two or more products as of June 30, 2013 in your revised disclosure. Please tell us your consideration for providing this information for each of the periods discussed, rather than just the most recent interim period, so as to give context to the data and provide insight into any trends with respect to your success at cross-selling your products.

Response:

The Company has revised the disclosure on pages 48, 50 and 52 to include the percentage of customers that have purchased two or more products for each of the periods discussed.

8.	We note your response to prior comment 13, where you state “the Company focuses on increasing revenues by growing its total number of customers and increasing sales to new and existing customers.” Please tell us your consideration for disclosing in tabular format the total number of customers at the end of each period presented, and including a breakdown for each period of new and existing customers.

Response:

The Company has revised the disclosure on pages 47, 50 and 52 to disclose the total number of customers at the end of each period presented, including a breakdown for each period of new and existing customers.

9.	We note your revised disclosures in response to prior comment 14. Please revise to discuss the average spending per customer for each period presented or explain to us in greater detail you why do not believe this metric contributes meaningfully to understanding and evaluating your results of operations. We refer you to Item 303(a)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release No. 33-8350.

October 22, 2013

Response:

The Company has revised the disclosure on page 43, to disclose a range of the average spending per customer for each annual period presented. The Company believes that presenting a range for each annual period presented provides sufficient information for investors. The Company notes that it has not included this metric on a quarterly basis because of the inherent seasonality in sales of the Company’s products and the volatility of sales between quarters. The Company believes that because of such seasonality and volatility and the associated volatility of the average spending per customer on a quarterly basis, such information would not provide any additional meaningful information to investors beyond a range of the average spending per customer for each annual period presented.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 64

10.	We note your response to prior comment 19. Please revise to clarify that you used the market approach to determine your firm value under the IPO scenario. Explain in greater detail your use of comparable company revenue multiples and investment banking pricing estimates in applying the market approach at each respective valuation date. Your revised disclosures should also describe the factors you considered in determining your selection of comparable companies. In this regard, you should explain how you considered industry similarity, financial risk, company size, geographic diversification, growth, and profitability. As part of your response, clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including the discount rates and volatility assumptions.

Response:

In response to the Staff’s comment, the Company revised its disclosure on page 64 to clarify that the Company used the market approach to determine the Company’s firm value under the IPO scenario. The Company also revised the disclosure to describe the factors it considered in determining its selection of comparable companies. The Company advises the Staff that the same set of comparable companies are used in all the relevant valuation assumptions, including the discount rate and volatility assumptions.

11.	We note your response to prior comment 23. Please explain how the 6% premium added to your founders’ shares increased the fair value of your common stock from $12.10 per share to $15.09 per share. As part of your response, please provide us with your calculation.

Response:

The Company respectfully submits to the Staff that the 6% premium added to its founders’ shares is based upon the unadjusted value of its common stock (that is, before applying a discount for lack of marketability). As of February 27, 2012, the unadjusted value of the Company’s common stock was $14.24 ($12.10/0.85); in order to arrive at the value of the founders’ shares the Company applied the 6% premium to the pre-discounted common share value of $14.24 (i.e., $14.24*(1+6%) = $15.10).

October 22, 2013

The Company advises the Staff that the fair value of the founders’ stock does not include a discount for lack of marketability since the founders’ stock is considered more liquid. Founders’ shares have more access to prospective purchasers and retain certain features of control unavailable to common stockholders, which renders the founders’ shares more desirable to investors. This is demonstrated by actual sales of founders’ shares to other investors during the years 2011-2012, as described on pages 102 and 103 of the Registration Statement.

Executive Compensation

Employment Agreements

New Employment Agreements, page 93

12.	We acknowledge your response to prior comment 29. Please provide updated disclosure describing the material terms of such employment agreements once ascertained, and confirm you will file forms of such agreements as exhibits to your registration statement once available.

Response:

The Company acknowledges the Staff’s comment and will update the disclosure to describe the material terms of such employment agreements once ascertained. The Company confirms that it will file forms of such agreements as exhibits to the Registration Statement once available.

Principal and Selling Stockholders, page 105

13.	Please revise footnote 2 to identify the person or persons who share voting and/or investment power with Mr. Shachar over the securities owned by Evergreen IV, LP.

Response:

The Company has revised the disclosure in footnote 2 on page 106 to identify the person or persons who share voting and/or investment power with Mr. Shachar over the securities owned by Evergreen IV, LP.

14.	We note our prior comment 32 and your related response, and we reissue the comment. Please identify in footnote 4 the natural person or persons who have shared voting and/or investment power over the securities owned by each legal entity.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that since the investment committee of J.P. Morgan Investment Management Inc. is compromised of over 40 people it would be inpracticable to identify all 40 people. The Company understands that the Staff has agreed to this position in another IPO.

October 22, 2013

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

15.	We note your response to prior comment 36. Please revise to provide pro forma amounts for each line-item in the balance sheet.

Response:

The Company has revised the consolidated balance sheet on page F-3 to provide pro forma amounts for each line-item in the balance sheet.

*        *        *

Please do not hesitate to contact Phyllis G. Korff at (212) 735-2694 or Yossi Vebman at (212) 735-3719 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP